SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K/A
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: July 2020    Commission File Number: 1-31402
CAE INC.
(Name of Registrant)
8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F            Form 40-F   X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes                      No   X
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
EXPLANATOARY NOTE
This amendment to the documents incorporated on From 6-K of CAE Inc. previously filed on June 26, 2020, is being filed to correct the inadvertent filing of its Exhibits in a locked graphics format that does not enable text searching. Accordingly, the Company is refiling Exhibits 1 and 2 hereto in a text searchable HTML format. Except as set forth herein, there are no other changes to the original Report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: July 10, 2020    By:    /s/ Mark Hounsell

Name:	Mark Hounsell

Title:	General Counsel, Chief Compliance Officer and Corporate Secretary